Exhibit 99.1

Hailiang Education Enters into a Strategic Cooperation Framework Agreement with Ruijie Networks to Accelerate the Development of its Smart Campus Operation System

HANGZHOU, China, June 22, 2021 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG), ("Hailiang Education" or the "Company"), an education and management services provider for primary, middle, and high schools in China, today announced that the Company has entered into a strategic cooperation framework agreement (the "Agreement") with Ruijie Networks Co., Ltd. ("Ruijie Networks"), one of the leading information and communications technology (“ICT”) infrastructure and solution providers in China, on June 19, 2021. The Company expects to effectively promote its education digitalization and accelerate its development of the “Smart Campus Operation System” through synergizing its business advantages and Ruijie Networks’ technical advantages.

Pursuant to the Agreement, both parties agreed to establish a "Teaching Innovation Experimental Base" to conduct comprehensive exchanges and collaboration in research, achievement sharing, application, and other aspects of cutting-edge technology related to the education informatization. Besides, both parties agreed to explore relevant solutions of education informatization and apply forefront and innovative products to Hailiang Education. Meanwhile, Ruijie Networks agreed to be an important partner of the "Hailiang Education Smart Campus Global Alliance" for realizing the integration of leading information and digital technology with modern education philosophy and teaching methods, and to empower the construction of "Smart Campus" with technology and jointly promote the cultivation of talents and the improvement of education quality.

Dr. Junwei Chen, Chairman and Chief Executive Officer of Hailiang Education, commented: "Based on our extensive experience in China's education industry, Hailiang Education and Ruijie Networks anticipate to further our cooperation in a deeper and broader level by sharing resources in our advantageous areas, boost the R & D and the designing of innovative technologies and solutions in line with scenario-oriented applications in education and teaching, as well as accelerate the construction and application of education informatization with higher standards. The Company expects to invigorate China's private education market with digitalization and intellectualization."

About Ruijie Networks Co., Ltd.

Ruijie Networks Co., Ltd. is one of the leading information and communications technology (“ICT”) infrastructure and solutions providers in China. Its main businesses are R & D, designing and sales of network equipment, network security products and cloud desktop solutions. Since its establishment, Ruijie Networks has committed to fully integrating technology and scenario-oriented applications, and achieving product solution designing and innovating through working closely with customers in order to assist customers from various industries to realize digital transformation and innovation of business value with businesses covering more than 50 countries and regions.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational service providers in China. The Company primarily focuses on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly valuing the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic and international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

For more information, please contact:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com